UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 27, 2023 (February 27, 2023)

KINS TECHNOLOGY GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39642	85-2104918
(State or other jurisdiction of incorporation )	(Commission File Number)	(I.R.S. Employer Identification No.)

Four Palo Alto Square, Suite 200
3000 El Camino Real
Palo Alto, California	94306
(Address of principal executive offices)	(Zip Code)

(650) 575-4456

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	KINZU	The Nasdaq Stock Market LLC
Class A common stock, par value $0.0001 per share	KINZ	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	KINZW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01 Regulation FD Disclosure.

Attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated into this Item 7.01 by reference is the investor presentation (the “Investor Presentation”) that will be used by KINS Technology Group Inc. (“KINS”) and CXApp (as defined below), in connection with the transactions contemplated by the Merger Agreement (as defined below) described below.

The Investor Presentation is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 8.01 Other Events

As previously announced, on September 25, 2022, KINS entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among KINS, Inpixon, a Nevada corporation (“Inpixon”), CXApp Holding Corp., a Delaware corporation and wholly-owned subsidiary of Inpixon (the “Company”), and KINS Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of KINS (“Merger Sub”), pursuant to which Merger Sub will merge with and into CXApp, with CXApp being the surviving company and a wholly-owned subsidiary of KINS (the “Merger”).

Waiver of the Minimum Cash Condition

Pursuant to the Merger Agreement, the parties thereto agreed that the obligations of the Company to consummate the transactions contemplated by the Merger Agreement are subject to satisfaction or waiver by the Company of the condition that the (i) aggregate amount of cash available in the trust account following the KINS stockholders’ meeting to approve the merger, after deducting the amount required to satisfy the KINS share redemption amount (but prior to payment of any Company transaction expenses or KINS transaction expenses), plus (ii) the aggregate gross purchase price of any other purchase of shares of KINS common stock (or securities convertible or exchangeable for KINS common stock) actually received by KINS prior to or substantially concurrently with the closing, plus (iii) the aggregate gross purchase price of any other purchase of shares of Company common stock (or securities convertible or exchangeable for Company common stock) actually received by Company prior to or substantially concurrently with the closing, is equal to or greater than $9,500,000 (the “Minimum Cash Condition”).

On February 27, 2023, the Company irrevocably and unconditionally waived the Minimum Cash Condition.

Change to the Proposed Second Amended and Restated Certificate of Incorporation

Pursuant to the Merger Agreement, the parties thereto mutually agreed to revise the proposed Second Amended and Restated Certificate of Incorporation by including the following sentence at the end of Article V. A. 7 thereof:

“In addition to the foregoing, the Board of Directors shall be permitted to convert all or any portion of the outstanding Class C Common Stock (pro rata as near as reasonably practical for each beneficial owner as of a date determined by the Board of Directors and rounded down to the nearest whole share) for any reason, including in connection with any regulatory or stock exchange listing requirement.”

On March 8, 2023, the KINS stockholders as of February 2, 2023, the record date, will consider and vote upon a proposal to approve and adopt the Second Amended and Restated Certificate of Incorporation of KINS, as so revised (the “Revised Proposed Charter”) that will replace the existing amended and restated certificate of incorporation of KINS currently in effect, which, if approved, would take effect at the effective time of the Merger (a copy of the Revised Proposed Charter is attached as Exhibit 3.1).

The Revised Proposed Charter would give KINS the flexibility to increase the public float as it reasonably determines necessary, including with respect to meeting the minimum continued listing standards of the Nasdaq Capital Market. The timing and amount of any conversion would be dependent on, among other things, the number of publicly held shares and the prevailing stock price for the KINS Class A common stock.

Forward-Looking Statements

The disclosure herein includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions and on the current expectations of the KINS’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of KINS. These forward-looking statements are subject to a number of risks and uncertainties, including those factors discussed in KINS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021 under the heading “Risk Factors,” and other documents of KINS filed, or to be filed, with the Securities and Exchange Commission. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that KINS presently does not know or that KINS currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect KINS’ expectations, plans or forecasts of future events and views as of the date hereof. KINS anticipates that subsequent events and developments will cause KINS’ assessments to change. However, while KINS may elect to update these forward-looking statements at some point in the future, KINS specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing KINS’ assessments as of any date subsequent to the date of this disclosure statement. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where To Find It

In connection with the proposed business combination (the “Business Combination”) and the distribution of CXApp common stock to Inpixon securityholders, CXApp filed a registration statement on Form S-1 (SEC File No. 333-267964), which includes a final prospectus registering shares of CXApp common stock, and KINS has filed with the SEC a registration statement on Form S-4 (File No. 333-267938) on October 19, 2022, as amended, which includes a final proxy statement/prospectus in connection with the KINS stockholder vote required in connection with the Business Combination and the registration of shares of KINS common stock, warrants and certain equity awards. This communication does not contain all the information that should be considered concerning the Business Combination. The final prospectus filed by CXApp includes the final proxy statement/prospectus filed by KINS, which serves as an information statement/prospectus in connection with the spin-off of CXApp. This communication is not a substitute for the registration statements that CXApp and KINS have filed with the SEC or any other documents that KINS or CXApp may file with the SEC, or that KINS, Inpixon or CXApp may send to stockholders in connection with the Business Combination. It is not intended to form the basis of any investment decision or any other decision in respect to the Business Combination. KINS’s stockholders and Inpixon’s securityholders and other interested persons are advised to read, when available, the definitive registration statements, and documents incorporated by reference therein, as these materials will contain important information about KINS, CXApp and the Business Combination. The final proxy statement/prospectus contained in KINS’s registration statement was mailed to KINS’s stockholders as of the record date of February 2, 2023 for voting on the Business Combination. The registration statements, proxy statement/prospectus and other documents (when they are available) will also be available free of charge, at the SEC’s website at www.sec.gov, or by directing a request to: KINS Technology Group Inc., Four Palo Alto Square, Suite 200, 3000 El Camino Real, Palo Alto, CA 94306.

Participants in Solicitation

KINS and CXApp and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the transaction. Information about the directors and executive officers of KINS is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of the stockholders of KINS and a description of their direct and indirect interests in KINS, by security holdings or otherwise, will be included in the proxy statement and other relevant materials to be filed with the SEC regarding the transaction when they become available. Stockholders, potential investors and other interested persons should read the proxy statement carefully when it becomes available before making any voting or investment decisions. When available, these documents can be obtained free of charge from the sources indicated above.

No Solicitation or Offer

This communication shall neither constitute an offer to sell nor the solicitation of an offer to buy any securities, or the solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the Business Combination, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to any registration or qualification under the securities laws of any such jurisdictions. This communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
3.1	Second Amended and Restated Certificate of Incorporation of KINS Technology Group Inc.
99.1	Investor Presentation
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 27, 2023

KINS Technology Group Inc.

By:	/s/ Khurram Sheikh
Name:	Khurram Sheikh
Title:	Chairman, Chief Executive Officer and Chief Financial Officer